Trimex Exploration Inc.
2200 – 1177 West Hastings Street
Vancouver, BC V6E 2K3
Tel: 604-647-0630

January 27, 2010

U.S. Securities and Exchange Commission
Mailstop 4628
100 F Street NE
Washington, DC 20549-7010
USA

Attention: Joanna Lam, Division of Corporation Finance

Re:	Trimex Exploration, Inc. (the “Company”) - Item 4.01 Form 8-K Filed October 28, 2009 (the “Form 8-K”) File No. 333-153641

Dear Sirs:

We write in response to the SEC comment letter dated October 30, 2009 (the "Comment Letter") with respect to the above noted Form 8-K filing. For ease of reference, we have reproduced the comments of the SEC below with our response thereafter.

On August 27, 2009, the Public Company Accounting Oversight Board (“PCAOB”) revoked the registration of Moore and Associates (“Moore”) because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at: http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/0827_ Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore’s audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year. Since you have explained Moore’s registration revocation in your Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

As disclosed in the Company’s Form 8-K filing, the Company has engaged Saturna Group Chartered Accountants LLP as its new independent accountant and is in the process of having its audited financial statements for the year ended June 30, 2008 re-audited by the new auditors. Upon completion of the re-audit and the audit of the Company’s financial statements for the year ended June 30, 2009 the Company intends to file its outstanding periodic reports.

Yours truly,

/s/ Aaron Ui
Aaron Ui
President